UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 9)*

Guaranty Bancorp

(Name of Issuer)

Voting Common Stock, par value $0.001 per share

(Title of Class of Securities)

40075T 102

(CUSIP Number)

John M. Eggemeyer

6051 El Tordo

Rancho Santa Fe, CA 92067-1329

858-756-8300

With a copy to:

William J. Ruh

c/o Castle Creek Capital

6051 El Tordo

Rancho Santa Fe, CA 92067-1329

858-756-8300

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 15, 2011

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(continued on following pages)

CUSIP No. 40075T 102

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Castle Creek Capital Partners IV, LP

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 6,923,113 (1)

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 6,923,113 (1)

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,923,113 (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 6.9% (1)

14.	Type of Reporting Person (See Instructions) PN (Limited Partnership)

(1)           See Item 5 hereto.

CUSIP No. 40075T 102

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Castle Creek Capital IV LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC, AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 6,923,113 (1)

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 6,923,113 (1)

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,923,113 (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 6.9% (1)

14.	Type of Reporting Person (See Instructions) OO (Limited Liability Company)

(1)        See Item 5 hereto.

CUSIP No. 40075T 102

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) John M. Eggemeyer

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF/AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 841,831 (1)

	8.	Shared Voting Power 6,923,113 (1)

	9.	Sole Dispositive Power 641,831 (1)

	10.	Shared Dispositive Power 6,923,113 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,764,944 (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 7.7% (1)

14.	Type of Reporting Person (See Instructions) IN (Individual)

(1)        See Item 5 hereto.

CUSIP No. 40075T 102

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) William J. Ruh

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 7,317,723 (1)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 7,317,723 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,317,723 (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 7.3% (1)

14.	Type of Reporting Person (See Instructions) IN (Individual)

(1)        See Item 5 hereto.

CUSIP No. 40075T 102

Item 1.	Security and Issuer

This Amendment No. 9 to Schedule 13D (this “Amendment”) amends and supplements the statement on Schedule 13D filed on December 17, 2007 (the “Schedule 13D”) with the Securities Exchange Commission (the “SEC”), as amended by Amendment No. 1 to the Schedule 13D filed with the SEC on February 13, 2008, Amendment No. 2 to the Schedule 13D filed with the SEC on December 15, 2008, Amendment No. 3 to the Schedule 13D filed with the SEC on May 19, 2009, Amendment No. 4 to the Schedule 13D filed with the SEC on May 21, 2009, Amendment No. 5 to the Schedule 13D filed with the SEC on August 14, 2009, Amendment No. 6 to the Schedule 13D filed with the SEC on August 6, 2010, Amendment No. 7 to the Schedule 13D filed with the SEC on August 2, 2011 (“Amendment No. 7”) and Amendment No. 8 to the Schedule 13D filed with the SEC on October 3, 2011 (“Amendment No. 8”) relating to the voting common stock, $0.001 par value per share (the “Voting Common Stock”) of Guaranty Bancorp (the “Issuer” or the “Company”), whose principal executive offices are located at 1331 Seventeenth Street, Suite 345, Denver, Colorado 80202.

Item 2.	Identity and Background

Item 2 of the Schedule 13D is hereby amended and supplemented, with effect from the date of the event giving rise to this Amendment, by replacing the text in Item 2 of Amendment No. 8 with the following:

The Amendment is being jointly filed by the parties identified below.  All of the filers of this Amendment are collectively referred to as the “Reporting Persons”. The joint filing agreement of the Reporting Persons is filed as Exhibit 1 to Amendment No. 7.

(a) – (c)  The following are the Reporting Persons: Castle Creek Capital Partners IV, LP, a Delaware limited partnership (“Fund IV”) and a private equity fund focused on investing in community banks throughout the United States; Castle Creek Capital IV LLC, a Delaware limited liability company (“CCC IV”), whose principal business is to serve as the sole general partner of, and manage, Fund IV; John M. Eggemeyer, a California resident, a managing principal of Castle Creek Capital LLC (a merchant banking firm specializing in the financial services industry), and a managing principal of CCC IV (“Eggemeyer”); and William J. Ruh, a California resident, a managing principal of Castle Creek Capital LLC and a managing principal of CCC IV (“Ruh”). The business address for each of the Reporting Persons is 6051 El Tordo, Rancho Santa Fe, CA 92067.

(d)  During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

(e)  During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or mandating activities subject to, federal or state securities laws of finding any violation with respect to such laws.

(f)  Each of Eggemeyer and Ruh is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is hereby amended and supplemented, with effect from the date of the event giving rise to this Amendment, by adding to the end thereof the following:

Since the date of the filing of Amendment No. 8, October 3, 2011, Fund IV has purchased an aggregate of 577,150 shares of Voting Common Stock (see Item 5(c) and Exhibit 3 hereto) for an aggregate amount of $796,906.  The source of funds used for such purchases was available working capital of Fund IV.  The source of funds to be used for any purchases of Voting Common Stock by Fund IV pursuant to the Purchase Plan (defined and described in Item 6 below) will be available working capital of Fund IV.

CUSIP No. 40075T 102

Item 4.	Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended and supplemented, with effect from the date of the event giving rise to this Amendment, by adding to the end thereof the following:

Except as set forth in this Amendment and in connection with the Purchase Plan (defined and described in Item 6 below), the Reporting Persons do not have any other plans or proposals that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D. Apart from the Purchase Plan, each Reporting Person evaluates on an ongoing basis the Issuer’s financial condition, business operations and prospects, market price of the Issuer’s Voting Common Stock, conditions in securities markets generally, general economic and industry conditions and other factors. Accordingly, each Reporting Person reserves the right to change his or its plan and intentions at any time, as he or it deems appropriate. In particular, each Reporting Person may consider the acquisition or disposition of shares of Voting Common Stock or other securities of the Issuer convertible into Voting Common Stock, which may be effected at any time and from time to time through market transactions, registered offerings, block trades, privately negotiate transactions or otherwise.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and supplemented, with effect from the date of the event giving rise to this Amendment, by replacing the text in Item 5 of Amendment No. 8 with the following:

(a)   The percentages used in this Amendment are based upon 100,205,155 outstanding shares of Voting Common Stock as of October 26, 2011, as reported in the Company’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2011.

John M. Eggemeyer

John M. Eggemeyer beneficially owns 7,764,944 shares of Voting Common Stock, or 7.7% of the outstanding Voting Common Stock. Mr. Eggemeyer’s sole beneficial ownership includes 489,331 shares of Voting Common Stock owned directly and 352,500 shares of Voting Common Stock for which he is sole trustee. Mr. Eggemeyer’s shared beneficial ownership includes 6,923,113 shares of Voting Common Stock beneficially owned by CCC IV, the sole general partner of Fund IV (i.e., Voting Common Stock owned by Fund IV may be regarded as being beneficially owned by CCC IV).  Mr. Eggemeyer is a managing principal of CCC IV. Accordingly, Voting Common Stock owned or deemed to be owned by CCC IV may be regarded as being beneficially owned by Mr. Eggemeyer.  Mr. Eggemeyer disclaims beneficial ownership of the Voting Common Stock beneficially owned or owned by CCC IV and Fund IV, respectively, except to the extent of his respective pecuniary interests therein.

William J. Ruh

William J. Ruh beneficially owns 7,317,723 shares of Voting Common Stock, or 7.3% of the outstanding Voting Common Stock. Mr. Ruh’s shared beneficial ownership includes 6,923,113 shares of Voting Common Stock beneficially owned by CCC IV, the sole general partner of Fund IV (i.e., Voting Common Stock owned by Fund IV may be regarded as being beneficially owned by CCC IV).  Mr. Ruh is a managing principal of CCC IV. Accordingly, Voting Common Stock owned or deemed to be owned by CCC IV may be regarded as being beneficially owned by Mr. Ruh.  Mr. Ruh disclaims beneficial ownership of the Voting Common Stock beneficially owned or owned by CCC IV or Fund IV, except to the extent of his pecuniary interests therein.  In addition, Mr. Ruh’s shared beneficial ownership includes 394,610 shares owned by the Lisa A. Ruh Trust, for which Lisa A. Ruh is the sole trustee.  Ms. Ruh is the spouse of Mr. Ruh.  Mr. Ruh disclaims beneficial ownership of the Voting Common Stock owned by the Lisa A. Ruh Trust, except to the extent of his pecuniary interest therein.

Castle Creek Capital IV LLC

CCC IV, as the sole general partner of Fund IV, beneficially owns 6,923,113 shares of Voting Common Stock, or 6.9% of the outstanding Voting Common Stock.  CCC IV disclaims beneficial ownership of the Voting Common Stock owned by Fund IV, except to the extent of its pecuniary interest therein.

Castle Creek Capital Partners IV, LP

Fund IV beneficially owns 6,923,113 shares of Voting Common Stock, or 6.9% of the outstanding Voting Common Stock.

CUSIP No. 40075T 102

(b) For each Reporting Person, the following table indicates the number of shares of Voting Common Stock as to which there is sole power to vote or to direct the vote, shared power to vote or direct the vote, sole power to dispose or to direct the disposition and shared power to dispose or to direct the disposition:

Reporting Person	Sole Voting Power	Shared Voting Power	Sole Dispositive Power	Shared Dispositive Power

John M. Eggemeyer (1)	841,831	6,923,113	641,831	6,923,113

William J. Ruh (2)	0	7,317,723	0	7,317,723

Castle Creek Capital IV LLC (3)	6,923,113	0	6,923,113	0

Castle Creek Capital Partners IV, LP	6,923,113	0	6,923,113	0

(1) Mr. Eggemeyer shares voting and dispositive power over the 6,923,113 shares beneficially owned by Fund IV with Mr. Ruh, as each is a managing principal of CCC IV, the sole general partner of Fund IV.  Mr. Eggemeyer disclaims beneficial ownership of the Voting Common Stock beneficially owned or owned by CCC IV and Fund IV, respectively, except to the extent of his respective pecuniary interests therein.

(2) Mr. Ruh shares voting and dispositive power over the 6,923,113 shares owned by Fund IV with Mr. Eggemeyer, as each is a managing principal of CCC IV, the sole general partner of Fund IV.  Mr. Ruh shares voting and dispositive power over the 394,610 shares owned by the Lisa A. Ruh Trust, for which Lisa A. Ruh is the sole trustee.  Ms. Ruh is the spouse of Mr. Ruh.  Mr. Ruh disclaims beneficial ownership of the Voting Common Stock owned or beneficially owned by the Lisa A. Ruh Trust, CCC IV and Fund IV, except to the extent of his respective pecuniary interests therein.

(3) CCC IV disclaims beneficial ownership of the Voting Common Stock owned by Fund IV, except to the extent of its pecuniary interest therein.

(c)  During the past 60 days, Fund IV acquired an aggregate of 577,150 shares of Voting Common Stock on the open market. A list of the transactions in the Voting Common Stock that were effected by Fund IV during the past 60 days is attached hereto as Exhibit 3. In addition, as of December 15, 2011, 13,211 shares of Voting Common Stock were distributed to Mr. Eggemeyer as part of the termination of the Company’s deferred compensation plan.

(d)  Not applicable.

(e)  Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Schedule 13D is hereby amended and supplemented, with effect from the date of the event giving rise to this Amendment, by adding to the end thereof the following:

On December 15, 2011, Fund IV entered into a Rule 10b5-1 purchase plan (the “Purchase Plan”), filed as Exhibit 2 to this Amendment No. 9, relating to the proposed purchase of shares of Voting Common Stock by Keefe, Bruyette & Woods, Inc. (the “Broker”). The Purchase Plan provides that the Broker may purchase up to a maximum of 500,000 shares of Voting Common Stock at prices no higher than $1.40 per share. The Purchase Plan terminates on the earlier of (i) January 31, 2012, (ii) a termination pursuant to a Termination Notice as provided for in the Purchase Plan or (iii) the completion of all purchases contemplated under the Purchase Plan.

The Purchase Plan is attached hereto as Exhibit 2 and any description thereof is qualified in its entirety to reference thereto.

CUSIP No. 40075T 102

Item 7.	Material to be Filed as Exhibits

Exhibit No.	Description

Exhibit 1	Agreement of Joint Filing*

Exhibit 2	Purchase Plan, dated December 15, 2011, between Castle Creek Capital Partners IV, LP and Keefe, Bruyette & Woods, Inc.

Exhibit 3	List of Transactions During Past 60 Days

*             Previously filed.

CUSIP No. 40075T 102

Signature

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:	December 15, 2011

/s/ John M. Eggemeyer
John M. Eggemeyer

/s/ William J. Ruh
William J. Ruh

CASTLE CREEK CAPITAL IV LLC

		By:	/s/ William J. Ruh
William J. Ruh
Managing Principal

CASTLE CREEK CAPITAL PARTNERS IV, LP

		By:	/s/ John M. Eggemeyer
John M. Eggemeyer
Managing Member